January 22, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D. C. 20549

Re:

SECURE NetCheckIn Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 2, 2012

File No. 333-173172

Dear Ms. Thompson:

This letter is in response to your comment letter dated November 16, 2012, to Brandi L. DeFoor, CEO of SECURE NetCheckIn Inc. (the “Company”) related to the company’s financial statements and related disclosures.

Form 10-K for the Year Ended December 31, 2011

1.

We note your response to comments 1 and 7 in our letter dated October 5, 2012. Your response indicates that you will amend your Form 10-K and file your delinquent Forms 10-Q on or before November 12, 2012; however, you have not done so. Please provide us with updated information on when you will file the amended Form 10-K and the delinquent Forms 10-Q. Please file these documents promptly since they contain important information for your investors. Please also ensure that the amended Form 10-K complies with comments 2, 3, 4, 5 and 6 of our letter dated October 5, 2012.

On January 11, 2013, the Company filed its Amendment No. 1 to Form 10-K for the period ended December 31, 2011.

The Company also filed the following 10-Qs and amendments on the following dates:

On December 27, 2012, the Company filed Amendment No. 1 to the Form 10-Q for the quarter ending September 30, 2011.

On December 12, 2012, the Company filed Amendment No. 1 to the Form 10-Q for the quarter ended June 30, 2011.

On December 12, 2012, the Company filed Amendment No. 1 to the Form 10-Q for the quarter ending March 31, 2011.

On December 3, 2012, the Company filed its Form 10-Q for the quarter ending June 30, 2011.

On December 3, 2012, the Company filed its Form 10-Q for the quarter ending March 31, 2011.

The Company will file its remaining 10-Qs on or before February 15, 2013.

Item 9A. Controls and Procedures

2. We note your response to comment 5 in our letter dated October 5, 2012. Please ensure that you disclose in your amended Form 10-K the changes made in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Similarly, for each Form 10-Q filed, please disclose the changes made in your internal control over financial reporting during the fiscal quarter for which the Form 10-Q relates. Refer to Item 308(b) of Regulation S-K.

For each Form 10-Q filed, the Company will disclose the changes made in its internal control over financial reporting during the applicable fiscal quarter for which the Form 10-Q relates.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor, via email

Mark W. DeFoor, via email

■ ■ ■

Seck & Associates LLC

PO Box 24071 | Overland Park, KS 66283

Phone: 913.232.2270 |  Fax : 800.976.9425

info@seckassociates.com

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